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                                                                      EXHIBIT 99

                                  RISK FACTORS

         You should carefully consider the risk factors described below as well as the other information in our SEC filings before making an investment in The Sportsman's Guide, Inc. common stock.

RISKS RELATED TO OUR BUSINESS

WE ARE SUBJECT TO RISKS ASSOCIATED WITH CATALOG AND ONLINE RETAILING.

         Our success depends on the success of our catalog-based business as well as our e-commerce business. We believe this success is achieved through the following:

         -    efficient targeting of our customers;

         -    appropriate shifts in our merchandising mix;

         - our ability to achieve adequate response rates to our catalog mailings and online offerings; and

         - our ability to accurately forecast economic conditions and consumer demand.

         Catalog mailings involve substantial postage, paper and printing costs. Merchandise acquisition costs are incurred prior to mailing each catalog and making each online offering. If we were to experience a significant shortfall in anticipated sales from a particular catalog mailing or online offering and not recover costs associated with that offer, our results of operations could be adversely affected.

         Response rates and sales generated by each catalog mailing and online offering can be affected by factors such as consumer preferences, economic conditions, timing of our catalog mailings and online offerings as well as our competitors' and our mix of merchandise. Our inability to accurately target the appropriate customers or to achieve adequate response rates could result in lower sales and profits.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY.

         Our sales and results of operations have fluctuated and can be expected to continue to fluctuate as a result of a number of factors, including:

         -    the timing of new merchandise, catalog and online offerings;

         - recognition of costs or sales contributed by new merchandise, catalog and online offerings;

         - fluctuations in response rates and success of advertising campaigns;



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         -    fluctuations in postage, paper and printing costs;

         -    fluctuations in merchandise returns;

         - adverse weather conditions that affect response, distribution or shipping;

         -    shifts in the timing of holidays;

         -    changes in our product mix;

         - seasonal fluctuations in consumer purchasing patterns and advertising spending;

         - changes in the growth rate of Internet usage and online user traffic levels;

         -    actions of our competitors; and

         -    general economic and market conditions.

         The majority of our sales historically occur during the third and fourth quarters. The seasonal nature of our business is due to our focus on outdoor merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. We expect this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth quarters, we incur significant additional expenses for hiring additional employees and building inventory levels. Our annual financial results would be adversely impacted if sales were to fall substantially below what we normally expect during the third and fourth quarters.

WE DEPEND ON THIRD PARTY SERVICE PROVIDERS TO OPERATE OUR BUSINESS.

         We depend on a number of third parties to provide services to operate our business. For example, we depend on:

         - outside printers and pre-press providers to print and mail our catalogs and to convert the catalogs to digital format for Web site posting;

         - shipping companies and the U.S. Postal Service for timely delivery of our catalogs and shipment of merchandise to our customers;

         - telephone companies to provide telephone service to our in-house and outside call centers;

         -    outside call centers to handle inbound customer telephone orders;

         - communications providers to provide our Internet users with access to our Web sites; and

         - vendors or suppliers for timely fulfillment of merchandise orders.

         Any disruption in these services could have a negative impact on our business. Strikes or other service interruptions affecting our shippers would impair our ability to deliver






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merchandise on a timely basis. Shipper strikes can suppress our sales because customers may perceive that their orders cannot be delivered or will be significantly delayed.

         Our Web sites could experience disruptions or interruptions in service due to failures by communications providers. Our users depend on Internet service providers and Web site operators for access to our Web sites. Our users may experience significant outages, delays or other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services.

         A third party hosts and manages our two e-commerce sites and will host and manage our community/destination portal. System failures by this third party could lead to disruption in service on our sites. These system disruptions could have a material adverse effect on our business.

WE FACE SIGNIFICANT COMPETITION FROM CATALOG, RETAIL AND INTERNET-BASED BUSINESSES.

         The direct marketing industry is highly competitive and fragmented. We have significant competitors within each merchandise category and may face competition from new entrants or existing competitors who shift focus to markets we serve. Our competitors include:

         - other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela's Inc.;

         -     discount retailers such as Wal-Mart Stores, Inc. or Kmart
               Corporation;

         - Web sites maintained by online retailers of footwear, clothing and outdoor gear;

         - Internet portals and online service providers that feature shopping services, such as America Online, Inc., Yahoo! Inc., Excite Inc. and Lycos, Inc.; and

         - Internet content-based providers that target the outdoor enthusiast such as GORP.com, Inc. and All Outdoors, Inc.

         Some of our competitors are larger and have substantially greater financial, marketing and other resources than us. Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible in catalogs or over the Internet.

INCREASES IN POSTAGE AND PAPER COSTS AND PAPER SHORTAGES CAN ADVERSELY IMPACT OUR CATALOG BUSINESS.





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         Increases in postal rates and paper costs have a significant impact on the cost of production and mailing of our catalogs and the shipment of customer orders. Postage prices increase periodically, and we have no control over increases that may occur in the future. Paper prices historically have been cyclical and we have experienced significant increases in the past. Significant increases in postal rates or paper costs could negatively impact our operating results, particularly to the extent we are unable to pass on increases directly to our customers or offset the increases by reducing other costs.

         In addition, we are dependent upon the availability of paper to print our catalogs. Paper shortages have occurred in the past and may occur in the future. Any paper shortage may increase our paper costs and cause us to reduce our catalog circulation, change to a different weight or grade of paper or reduce the number of pages per catalog. These increased costs or responsive actions could negatively impact our sales and operating results.

WE MUST DEVELOP AND MAINTAIN OUR MAILING LIST TO GROW OUR CATALOG BUSINESS.

         We mail catalogs to individuals whose names are in our proprietary customer database and to potential customers whose names we obtain from rented or exchanged mailing lists. Names derived from rented or exchanged lists generate lower response rates while requiring the same or greater advertising expenses than names in our in-house database. Consequently, overall response rates could decline while expenses increase if we were to increase our use of rented or exchanged lists relative to the use of names in our customer database.

         Attrition reduces the number and quality of names in our mailing list. We must constantly develop and maintain our mailing list by identifying new prospective customers and tracking purchases by existing customers. We use internally developed customer selection models to identify prospective and existing customers to whom a catalog will be mailed. Incorrect modeling assumptions or our failure to update our mailing list could negatively impact our sales and operating results.

OUR INTERNET OPERATIONS ARE EXPECTED TO INCUR SUBSTANTIAL NET LOSSES FOR THE FORESEEABLE FUTURE.

         We expect our Internet operations to record substantial net losses for the foreseeable future. We believe that the continued growth of our Internet business will depend in large part on our ability to:

         - increase awareness of our Web site brand names, build traffic on our Web sites and convert site users to single and multi-buyers;

         - develop a fully operational and integrated portal providing both e-commerce and community services to outdoor enthusiasts;

         - provide our customers with superior Internet community and e-commerce experience; and






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         -     continue to enhance our systems and technology to support
               increased traffic to our Web sites.

         We intend to significantly increase our level of Internet marketing and promotional expenditures. We also expect to make investments to further develop our Web sites, technology and operating systems. Slower revenue growth than we anticipate or operating expenses that exceed our expectations would harm our Internet business.

WE MAY NEED ADDITIONAL CAPITAL TO CONTINUE TO EXPAND OUR INTERNET BUSINESS.

         We will require substantial working capital to fund expansion of our Internet business and may need more in the future. We believe our available funds should be sufficient to meet our working capital and capital expenditures needs for the next 12 months. If we accelerate our Internet initiatives from current plans, we may need to raise additional funds through the issuance of equity, equity-related or debt securities. In that event, your rights may be subordinate to other investors and your stock ownership percentage may be diluted. We cannot be certain that additional financing will be available to us.

WE DEPEND ON OUR SENIOR MANAGEMENT FOR OUR SUCCESS.

         Our success is dependent to a significant extent on the efforts of our executive officers and key management employees. The loss of any member of our senior management could hurt our business.

OUR MANAGEMENT'S EXPERIENCE IN THE INTERNET INDUSTRY IS LIMITED AND WE MAY FAIL TO HIRE, RETAIN AND INTEGRATE KEY EMPLOYEES.

         Our senior management has limited experience operating and managing Web sites engaged in the sale of outdoor gear and providing Internet community services. We depend on their ability to quickly develop an expertise in the e-commerce and community aspects of our Internet business.

         We anticipate hiring additional persons to serve on our Internet management team. Our success depends on our ability to continue to attract, retain and motivate skilled employees who can effectively manage a fully integrated Internet portal business. Competition to hire qualified e-commerce and Internet community employees is intense. We may be unable to retain our present key employees in the future. We may experience difficulty in hiring and retaining skilled employees with appropriate qualifications. Our business will be harmed if we fail to attract and retain key employees.

         In addition, because of the current low unemployment rate in the Minneapolis/St. Paul metropolitan area, we face a shrinking pool of available labor and we could experience labor shortages and higher labor costs in the future.




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WE MAY NEED TO EXPAND OUR COMPUTER SYSTEMS TO SUPPORT INCREASED SALES VOLUME AND
INCREASED TRAFFIC ON OUR WEB SITES.

         Growth in our sales volume, in the number of users of our Web sites or in the e-commerce solutions we provide to other businesses may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe that we will need to continually improve and enhance the functionality and performance of our e-commerce, customer tracking and other technical systems. We intend to upgrade our existing systems and implement new systems as we anticipate new demand. Failure to implement these systems effectively or within a reasonable period of time would cause decreased levels of customer service and satisfaction.

DISRUPTION IN OUR FULFILLMENT OPERATIONS WOULD HARM OUR BUSINESS.

         Our ability to receive, process and fulfill customer orders depends on the effective operation of our telephone lines, operational and management information systems, and warehouse and distribution facilities. Any material disruption in our order receipt, processing or fulfillment systems resulting from internal or external telephone system failure, electrical problems, failure of our information systems or other technical problems could cause significant delays in our ability to receive and fill orders and may cause orders to be lost, shipped or delivered late or cancelled by the customer.

         Our primary facility is our headquarters in South St. Paul, Minnesota. If this facility were destroyed or significantly damaged by fire or other disaster, we would need to obtain alternative facilities and replenish our inventory, either of which would result in significantly increased operating costs and delays in fulfilling customer orders.

WE DEPEND ON FINDING AND MAINTAINING SOURCES FOR OUR MERCHANDISE.

         We offer a changing mix of products. This changing mix of products presents certain unique challenges in finding merchandise for our catalogs and e-commerce offerings. Our buyers must develop and maintain relationships with vendors to locate sources for high quality, low price, name brand merchandise they believe will interest our customers. We cannot assure you that we will be able to locate sources for or maintain ongoing access to manufacturers' close-outs, military surplus and other items featured by us or that such merchandise will be available to us at the times or prices or in the quantities desired.

EXCESSIVE MERCHANDISE RETURNS COULD ADVERSELY IMPACT OUR BUSINESS.

         We maintain a policy of making refunds or exchanges for all merchandise returned by customers for any reason, and we place no time limit on this return policy. As our merchandise mix of footwear and apparel has increased so have merchandise returns. While we make allowances in our financial statements for anticipated merchandise returns based on historical return rates, actual merchandise returns could exceed our reserves. We may




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experience increased returns of Y2K-related merchandise, such as gas or solar powered generators, after January 2000. Any significant increase in merchandise returns or merchandise returns that exceed our reserves could negatively impact our operating results.

HIGHER BACKORDER LEVELS CAN NEGATIVELY IMPACT OUR OPERATING RESULTS.

         The average order is approximately three items. Backorders frequently result in our shipping the customer two packages, but we charge the customer shipping only for the first package. Consequently, higher backorder levels increase our shipping costs and negatively impact our operating results. Effectively managing our level of backorders depends both on our ability to accurately forecast customer demand and product availability from our vendors.

GOVERNMENT REGULATION AFFECTS OUR BUSINESS.

         We are subject to federal, state and local laws and regulations which affect our business. Federal Trade Commission regulations govern the manner in which orders may be solicited and prescribe other obligations in fulfilling orders and consummating sales. Other laws and regulations prohibit or limit the sale, in certain states and localities, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products. Government regulation of firearms can affect sales of these ancillary firearm products, and any increase in such regulation could adversely impact our sales of those products.

         State and local government regulation of hunting can result in changes to hunting seasons, bans or limitations on hunting or other similar restrictions. Because a significant amount of our sales are attributable to hunting, such changes or restrictions could decrease the demand for some of our products.

         We import products for sale. Consequently, we are subject to U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.

         We do not collect sales or similar taxes on sales of merchandise shipped to residents of states other than Minnesota. Various states have sought to impose on direct marketers the burden of collecting state sales and use taxes on the sale of merchandise shipped to residents of that state. If we become subject to collection or payment of additional sales, use or other taxes, our customer response rates could be adversely affected.

WE FACE PRODUCT LIABILITY RISKS ON THE PRODUCTS WE SELL.

         Our products include black powder firearms, ammunition, air guns, paintball guns, blank firing firearms, bows, slingshots, knives, stun guns, blowguns, crossbows, certain non-lethal and chemical spray devices and other potentially dangerous products. Although we are not a manufacturer of any of these products, the sale of these products involves a risk of being named as a party defendant in product liability litigation. We cannot assure you that our




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insurance will cover all potential claims arising from the sale of these products or that the amount of the coverage will be adequate, nor can we assure you that adequate insurance coverage can be obtained in the future at an acceptable cost or at all. Any uninsured or inadequately insured claim or liability could have a material adverse effect on our business and operating results.

RISKS RELATED TO THE INDUSTRY

WE DEPEND ON CONTINUED GROWTH IN USE OF THE INTERNET.

         A decrease in the growth of Web usage would hurt our business. The following factors may inhibit growth in Web usage:

         -    inadequate Internet infrastructure;

         -    security and privacy concerns;

         -    inconsistent quality of service; and

         -    unavailability of cost-effective and high-speed service.

         The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase. If outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

WE DEPEND ON CONTINUED GROWTH OF E-COMMERCE.

         Our future revenue and profits depend upon the widespread acceptance and use of the Internet as an effective medium of commerce. Failure of the Internet and online services to become a viable commercial marketplace would hurt our business. Rapid growth in the use of the Internet and commercial online services is a recent phenomenon. We cannot assure you that a large base of consumers will adopt and continue to use the Internet for commerce. Demand for recently introduced services and products over the Internet and online services is subject to a high level of uncertainty. The successful development of the Internet and online services is subject to a number of factors, including:

         -     continued growth in the number of users of such services;

         -     concerns about transaction security;

         - continued development of the necessary technological infrastructure; and

         -     the development of complementary services and products.

WE DEPEND ON AN UNPROVEN INTERNET BUSINESS MODEL.






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         The profit potential for an Internet business model is unproven. We intend to make significant expenditures to advertise our Web sites in traditional print media as well as online. It remains to be proven whether this advertising can raise awareness and increase usage of specific Internet sites. Even if we are successful in generating increased user traffic to our Web sites, we cannot be sure these users will purchase products or be repeat customers.

WE MAY BE VULNERABLE TO BREACHES OF ONLINE SECURITY.

         Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by security breaches. Our business may be harmed if security measures do not prevent security breaches. We cannot assure protection against all security breaches.

RISKS RELATED TO OUR STOCK

OUR PRINCIPAL SHAREHOLDER AND MANAGEMENT OWN A SIGNIFICANT PORTION OF OUR COMMON STOCK AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS.

         Vincent W. Shiel, a director of the Company, and members of his family as well as trusts for the benefit of children and grandchildren, together with our other directors and executive officers, beneficially owned approximately 33.5% of the outstanding shares of our common stock as of December 31, 1999. These persons also beneficially owned options to purchase 534,343 shares which if fully exercised would result in them beneficially owning 40.2% of our outstanding common stock.

         As a result of this share ownership, our management, and in particular Dr. Shiel, will be able to exert significant influence on corporate action requiring shareholder approval, including the election of directors. This share ownership could delay or prevent a change in control. It could also prevent our shareholders from realizing a premium over the market price for their common stock or effecting a change in management. In addition, our Restated Articles of Incorporation provide that shareholders may cumulate their votes for the election of directors, which may allow shareholders owning less than a majority of our outstanding common stock to elect one or more directors.

THE SUBSTANTIAL NUMBER OF SHARES THAT ARE ELIGIBLE FOR PUBLIC SALE MAY ADVERSELY AFFECT OUR STOCK PRICE.

         There were 4,747,810 shares of our common stock outstanding as of December 31, 1999. Of these outstanding shares, 3,733,622 shares are freely tradable without restriction or registration under the Securities Act and 1,014,188 shares are eligible for public sale under Rule 144 of the Securities Act.





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         As of December 31, 1999, 617,069 shares of common stock were issuable pursuant to options granted under our stock option plans. Of these option shares, 370,482 shares are exercisable. We may issue options to purchase up to an additional 616,062 shares under our stock option plans. All shares issuable under our stock option plans have been registered under the Securities Act. We also have outstanding warrants to purchase 100,000 shares.

         Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely impact the market price of our common stock.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

         The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors may have a material adverse effect on our stock price, regardless of our actual performance.






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